

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2026

Steven J. Bandrowczak
Chief Executive Officer
Xerox Holdings Corporation
401 Merritt 7
Norwalk, Connecticut 06851-1059

> **Re: Xerox Holdings Corporation**
> **Registration Statement on Form S-3**
> **Filed January 21, 2026**
> **File No. 333-292842**

Dear Steven J. Bandrowczak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Zoey Hitzert